UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 3)

Nordic American Offshore Ltd.
(Name of Issuer)
Common Shares, par value $0.01 per share
(Title of Class of Securities)

G65772108
(CUSIP Number)

Scandic American Shipping Ltd.
Leif Weldingsvei 20, P.O.B. 56
N-3201 Sandefjord, Norway
Attn: Turid M. Sorensen
011 47 33 42 73 00

Copy to:

Gary J. Wolfe
Seward & Kissel LLP
One Battery Park Plaza, 19th Floor
New York, NY 10004
(212) 574-1223

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or  Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	Y6366T112

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nordic American Tankers Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

9,993,535

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

9,993,535

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,993,535

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.1%*

14.	TYPE OF REPORTING PERSON

CO

*Percentage of class calculation is based on 61,986,847 Common Shares outstanding as of the date hereof.

CUSIP NO. G65772108
Item 1.  Security and Issuer
This Amendment No. 3 ("Amendment No.3") is being filed by the undersigned to amend the Schedule 13D/A filed by the Reporting Person (as hereinafter defined) on March 3, 2017 with respect to the common shares, par value $0.01 per share (the "Common Shares") of Nordic American Offshore Ltd., incorporated under the laws of Bermuda (the "Issuer).  The address of the principal executive office of the Issuer is Canon's Court, 22 Victoria Street, Hamilton HM EX, Bermuda.
Item 2.  Identity and Background
(a),(f)	The name of the reporting person is Nordic American Tankers Limited, a company incorporated in Bermuda ("NAT" or the "Reporting Person").
(b)	The address of the principal place of business of NAT is LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda.
(b),(c)	The principal business of NAT is the ownership and chartering of tanker vessels.
The name, citizenship, present principal occupation or employment and business address of each executive officer and director of NAT is set forth below.  If no business address is given, the director's or executive officer's address is LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda.
Herbjørn Hansson	Chairman, Chief Executive Officer and President
Mr. Hansson is a citizen of Norway and his principal business address is c/o Scandic American Shipping Ltd., Leif Weldingsvei 20, P.O.B. 56 N-3201 Sandefjord, Norway.  Mr. Hansson is also the Executive Chairman of the Issuer.

Turid M. Sørensen	Chief Financial Officer and Executive Vice President
Mrs. Sørensen is a citizen of Norway and her principal business address is c/o Scandic American Shipping Ltd., Leif Weldingsvei 20, P.O.B. 56 N-3201 Sandefjord, Norway.  She is also the Chief Financial Officer and Secretary of the Issuer.

Andreas Ove Ugland	Vice Chairman
Mr. Ugland is a citizen of the Cayman Islands, B.W.I. and Norway and his principal business address is c/o Andreas Ugland & Sons Ltd., PO Box 30464 SMB, Vista Del Mar, Grand Cayman, Cayman Islands, British West Indies.  He has also served as director and Chairman of Ugland International Holding plc, a shipping/transport company listed on the London Stock Exchange, Andreas Ugland & Sons AS, Grimstad, Norway, Høegh Ugland Autoliners AS, Oslo and Buld Associates Inc., Bermuda. Mr. Ugland has spent his whole career in shipping in the Ugland family owned shipping group.

Jan Erik Langangen	Director
Mr. Langangen is a citizen of Norway and his principal business address is Markaveien 57, 3947 Langangen, Norway.  His principal occupation is serving as a partner of Langangen & Helset, a Norwegian law firm.

Richard H.K. Vietor	Director
Mr. Vietor is a citizen of the United States and his principal business address is Harvard Business School, 295 Morgan Hall, Soldiers Field, Boston, Massachusetts 02163.  Mr. Vietor is the Paul Whiton Cherrington Professor of Business Administration at Harvard Business School where he teaches courses on the regulation of business and the international political economy.

Jim Kelly	Director
Mr. Kelly is a citizen of the United States and his principal business address is 310 West 86th Street, Apt 12B, New York, NY 10024.  His principal occupation is serving as a consultant at Bloomberg LP.

(d),(e)
None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on March 3, 2017.

Item 4.  Purpose of Transaction
The information contained in Item 3 is incorporated by reference.
Effective September 26, 2016, the Issuer discontinued its existence as a company organized under the laws of the Republic of the Marshall Islands and continued its existence as an exempted company incorporated under the laws of Bermuda (the "Redomiciliation"). There was no change in the Issuer's business, assets and liabilities, principal locations, fiscal year, directors or executive officers following the Redomiciliation. On November 10, 2016, the Issuer's shareholders approved the adoption of the new bye-laws (the "Bye-laws") at the annual general meeting of shareholders. As a result of the Redomiciliation, the rights of holders of the Common Shares are governed by a Bermuda Memorandum of Continuance, the Bye-laws and the Companies Act 1981 of Bermuda.
On August 31, 2017, NAT paid to its shareholders of record as of August 14, 2017 (the "Record Date") a dividend consisting of two parts: (i) a cash dividend of $0.10 per common share (the "Cash Dividend"), and (ii) a distribution of one (1) Common Share of the Issuer per every 24.4 common shares of NAT held as of the Record Date to every NAT shareholder who owned at least 250 NAT common shares as of the Record Date (part (ii) being the "Dividend-in-Kind").  NAT distributed a total of 4,024,745 Common Shares of the Issuer in connection with the Dividend-in-Kind. As a result of the distribution of the Dividend-in-Kind, NAT's ownership of Common Shares decreased to 9,993,535 Common Shares.
Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on March 3, 2017.
Item 5.  Interest in Securities of the Issuer
(a), (b),
(d)
As of the date hereof, NAT may be deemed to be the beneficial owner of 9,993,535 Common Shares, constituting 16.1% of the Common Shares, based upon 61,986,847 Common Shares outstanding.  NAT has the sole power to vote or direct the vote of 9,993,535 Common Shares.  NAT has the sole power to dispose or direct the disposition of 9,993,535 Common Shares.

(c)	Other than as described herein, there have been no other transactions effected by the Reporting Person in the Common Shares in the past 60 days.
(e)	N/A
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than as described above there are no material changes from the Schedule 13D/A filed with the Commission on March 3, 2017.
Item 7.  Material to be Filed as Exhibits

Exhibit A	Press release of the Reporting Person dated August 4, 2017 announcing the Cash Dividend and Dividend-in-Kind.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 14, 2017
(Date)

Nordic American Tankers Limited

By:	/s/ Herbjørn Hansson
Name:	Herbjørn Hansson
Title:	Chairman, Chief Executive Officer and President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Nordic American Tankers Limited (NYSE:NAT) Announces a dividend for the 80th consecutive quarter and a distribution of a dividend-in-NAO shares
Hamilton, Bermuda, August 4, 2017
We refer to our message to the market of July 21, 2017. Nordic American Tankers Limited ("NAT" or "the Company") today announced the declaration of dividend for the 80th consecutive time. This time the dividend will be in two parts; 1) a cash dividend and 2) a dividend-in-NAO shares of a portion of NAT's shares in Nordic American Offshore Ltd. ("NAO").
Cash dividend:
The NAT Board of Directors has declared a cash dividend of $0.10 per common share. The record date is August 14, 2017 and payment of the dividend is expected to take place on or about August 31, 2017.
Dividend-in-NAO shares:
In addition, the NAT Board of Directors has declared a distribution of shares in NAO that will be awarded to NAT shareholders holding at least 250 common shares of NAT. The record date for the distribution of these shares is August 14, 2017. The distribution is expected to take place on or about August 31, 2017.
Each NAT shareholder that holds at least 250 of the Company's common shares as of August 14, 2017 will receive NAO shares. The Company plans to distribute one NAO share per 24.4 NAT shares. NAT will not distribute fractional NAO shares. Fractional shares will be compensated by a cash dividend based on the NAO closing price on July 20, 2017, which was $1.22.
Each NAT shareholder that holds less than 250 shares as of August 14, 2017 will receive a cash dividend. The dividend will be such that the monetary value is equivalent to that received by shareholders who receive NAO shares based on the closing price of NAO shares on July 20, 2017 as reported by the NYSE, which will equal $0.05 per common share. As of the time of this release, NAT has a total of 101,969,666 common shares outstanding.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
Contacts:
Herbjørn Hansson, Chairman & CEO
Nordic American Tankers Limited
 Tel: +1 866 805 9504 or +47 90 14 62 91
Turid M. Sørensen, CFO & EVP
Nordic American Tankers Limited
 Tel: +47 33 42 73 00 or +47 90 57 29 27
Gary J. Wolfe
Seward & Kissel LLP, New York, USA
 Tel: +1 212 574 1223